UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TUANCHE LIMITED

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

89856T203**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	CUSIP number 89856T203 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 16 Class A ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89856T203**	13G	Page 2 of 12 Pages

1	Names of Reporting Persons Rui Zhang

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,384,727 Class A ordinary shares(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 17,384,727 Class A ordinary shares(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,384,727 Class A ordinary shares(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.5% (2)

12	Type of Reporting Person IN

(1)	Represents (i) 6,971,174 Class A ordinary shares directly held by K2 Evergreen Partners L.P., a Cayman Islands exempted limited partnership, (ii) 10 Class A ordinary shares directly held by K2 Partners II L.P., a Cayman Islands exempted limited partnership, (iii) 3,076,757 Class A ordinary shares directly held by K2 Partners III Limited, a Hong Kong limited company, (iv) 1,025,586 Class A ordinary shares directly held by K2 Family Partners Limited, a Hong Kong limited company, (v) 126,496 Class A ordinary shares held in the form of ADS by K2 Partners II GP, L.P., a Cayman Islands exempted limited partnership, and (vi) 6,184,704 Class A ordinary shares held in the form of ADS by Evergreen Holdings II Limited, a British Virgin Islands company. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., K2 Partners II GP, LLC is the general partner of K2 Partners II GP, L.P., which is the general partner of K2 Partners II L.P. K2 Partners III GP, L.P. acts as the general partner of K2 Partners III L.P., which is the sole shareholder of K2 Partners III Limited. K2 Family Partners GP, L.P. acts as the general partner of K2 Family Partners L.P., which is the sole shareholder of K2 Family Partners Limited. K2 Evergreen Partners LLC, K2 Partners II GP, LLC, K2 Partners III GP, L.P. and K2 Family Partners GP, L.P. are all controlled by KPartners Limited, a Cayman Islands limited company. Rui Zhang is the controlling shareholder of KPartners Limited. Evergreen Holdings II Limited is indirectly controlled by Rui Zhang.
(2)	The percentage is based upon 386,395,529 ordinary shares of the Issuer outstanding as reported in the Issuer’s interim results for the six months ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 6-K on September 28, 2023.

CUSIP No. 89856T203**	13G	Page 3 of 12 Pages

1	Names of Reporting Persons KPartners Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,200,023 Class A ordinary shares(3)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 11,200,023 Class A ordinary shares(3)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,200,023 Class A ordinary shares(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.9% (4)

12	Type of Reporting Person CO

(3)	Represents (i) 6,971,174 Class A ordinary shares directly held by K2 Evergreen Partners L.P., a Cayman Islands exempted limited partnership, (ii) 10 Class A ordinary shares directly held by K2 Partners II L.P., a Cayman Islands exempted limited partnership, (iii) 3,076,757 Class A ordinary shares directly held by K2 Partners III Limited, a Hong Kong limited company, (iv) 1,025,586 Class A ordinary shares directly held by K2 Family Partners Limited, a Hong Kong limited company, and (v) 126,496 Class A ordinary shares held in the form of ADS by K2 Partners II GP, L.P., a Cayman Islands exempted limited partnership. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., K2 Partners II GP, LLC is the general partner of K2 Partners II GP, L.P., which is the general partner of K2 Partners II L.P. K2 Partners III GP, L.P. acts as the general partner of K2 Partners III L.P., which is the sole shareholder of K2 Partners III Limited. K2 Family Partners GP, L.P. acts as the general partner of K2 Family Partners L.P., which is the sole shareholder of K2 Family Partners Limited. K2 Evergreen Partners LLC, K2 Partners II GP, LLC, K2 Partners III GP, L.P. and K2 Family Partners GP, L.P. are all controlled by KPartners Limited, a Cayman Islands limited company.
(4)	The percentage is based upon 386,395,529 ordinary shares of the Issuer outstanding as reported in the Issuer’s interim results for the six months ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 6-K on September 28, 2023.

CUSIP No. 89856T203**	13G	Page 4 of 12 Pages

1	Names of Reporting Persons K2 Partners II L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10 Class A ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10 Class A ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10 Class A ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0% (5)

12	Type of Reporting Person PN

(5)	The percentage is based upon 386,395,529 ordinary shares of the Issuer outstanding as reported in the Issuer’s interim results for the six months ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 6-K on September 28, 2023.

CUSIP No. 89856T203**	13G	Page 5 of 12 Pages

1	Names of Reporting Persons K2 Evergreen Partners L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,971,174 Class A ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 6,971,174 Class A ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,971,174 Class A ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 1.8% (6)

12	Type of Reporting Person PN

(6)	The percentage is based upon 386,395,529 ordinary shares of the Issuer outstanding as reported in the Issuer’s interim results for the six months ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 6-K on September 28, 2023.

CUSIP No. 89856T203**	13G	Page 6 of 12 Pages

1	Names of Reporting Persons K2 Partners III Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,076,757 Class A ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,076,757 Class A ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,076,757 Class A ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.8% (7)

12	Type of Reporting Person CO

(7)	The percentage is based upon 386,395,529 ordinary shares of the Issuer outstanding as reported in the Issuer’s interim results for the six months ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 6-K on September 28, 2023.

CUSIP No. 89856T203**	13G	Page 7 of 12 Pages

1	Names of Reporting Persons K2 Family Partners Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,025,586 Class A ordinary shares

	6	Shared Voting Power 0 Shares

	7	Sole Dispositive Power 1,025,586 Class A ordinary shares

	8	Shared Dispositive Power 0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,586 Class A ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.3%(8)

12	Type of Reporting Person CO

(8)	The percentage is based upon 386,395,529 ordinary shares of the Issuer outstanding as reported in the Issuer’s interim results for the six months ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 6-K on September 28, 2023.

CUSIP No. 89856T203**	13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer: TuanChe Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9F, Ruihai Building, No. 21 Yangfangdian Road Haidian District Beijing 100038 People’s Republic of China
Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by: Rui Zhang KPartners Limited K2 Partners II L.P. K2 Evergreen Partners L.P. K2 Partners III Limited K2 Family Partners Limited
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
The address for KPartners Limited, K2 Partners II L.P. and K2 Evergreen Partners L.P. is Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 32311, Grand Cayman KY1-1209, Cayman Islands.

The address for K2 Partners III Limited and K2 Family Partners Limited is RM C 20/F, Lucky Plaza, 315-321, Lockhart Road, Wanchai, Hong Kong.

Item 2(c).	Citizenship:

Rui Zhang	A Singapore Citizen
KPartners Limited	Cayman Islands limited company
K2 Partners II L.P.	Cayman Islands exempted limited partnership
K2 Evergreen Partners L.P.	Cayman Islands exempted limited partnership
K2 Partners III Limited	Hong Kong limited company
K2 Family Partners Limited	Hong Kong limited company

Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value $0.0001 per share
Item 2(e).	CUSIP No.:
89856T203. The CUSIP number has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 16 Class A ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

Item 3.	Not Applicable.

CUSIP No. 89856T203**	13G	Page 9 of 12 Pages

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2023. As of the date hereof, the Reporting Persons are no longer beneficial owners of more than five percent of the Issuer’s outstanding ordinary shares as a single class. This filing represents an exit filing for the Reporting Persons.

Reporting Persons	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Rui Zhang	17,384,727	(2)	17,384,727	0	17,384,727	0	17,384,727	4.5%

KPartners Limited	11,200,023	(3)	11,200,023	0	11,200,023	0	11,200,023	2.9%

K2 Partners II L.P.	10		10	0	10	0	10	0.0%

K2 Evergreen Partners L.P.	6,971,174		6,971,174	0	6,971,174	0	6,971,174	1.8%

K2 Partners III Limited	3,076,757		3,076,757	0	3,076,757	0	3,076,757	0.8%

K2 Family Partners Limited	1,025,586		1,025,586	0	1,025,586	0	1,025,586	0.3%

(1)	Calculation is based on 386,395,529 ordinary shares of the Issuer as a single class, being the sum of (i) 331,134,949 Class A ordinary shares and (ii) 55,260,580 Class B ordinary shares issued and outstanding, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s interim results for the six months ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 6-K on September 28, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Represents (i) 6,971,174 Class A ordinary shares directly held by K2 Evergreen Partners L.P., a Cayman Islands exempted limited partnership, (ii) 10 Class A ordinary shares directly held by K2 Partners II L.P., a Cayman Islands exempted limited partnership, (iii) 3,076,757 Class A ordinary shares directly held by K2 Partners III Limited, a Hong Kong limited company, (iv) 1,025,586 Class A ordinary shares directly held by K2 Family Partners Limited, a Hong Kong limited company, (v) 126,496 Class A ordinary shares held in the form of ADS by K2 Partners II GP, L.P., a Cayman Islands exempted limited partnership, and (vi) 6,184,704 Class A ordinary shares held in the form of ADS by Evergreen Holdings II Limited, a British Virgin Islands company. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., K2 Partners II GP, LLC is the general partner of K2 Partners II GP, L.P., which is the general partner of K2 Partners II L.P. K2 Partners III GP, L.P. acts as the general partner of K2 Partners III L.P., which is the sole shareholder of K2 Partners III Limited. K2 Family Partners GP, L.P. acts as the general partner of K2 Family Partners L.P., which is the sole shareholder of K2 Family Partners Limited. K2 Evergreen Partners LLC, K2 Partners II GP, LLC, K2 Partners III GP, L.P. and K2 Family Partners GP, L.P. are all controlled by KPartners Limited, a Cayman Islands limited company. Rui Zhang is the controlling shareholder of KPartners Limited. Evergreen Holdings II Limited is indirectly controlled by Rui Zhang.

(3)	Represents (i) 6,971,174 Class A ordinary shares directly held by K2 Evergreen Partners L.P., a Cayman Islands exempted limited partnership, (ii) 10 Class A ordinary shares directly held by K2 Partners II L.P., a Cayman Islands exempted limited partnership, (iii) 3,076,757 Class A ordinary shares directly held by K2 Partners III Limited, a Hong Kong limited company, (iv) 1,025,586 Class A ordinary shares directly held by K2 Family Partners Limited, a Hong Kong limited company, and (v) 126,496 Class A ordinary shares held in the form of ADS by K2 Partners II GP, L.P., a Cayman Islands exempted limited partnership. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., K2 Partners II GP, LLC is the general partner of K2 Partners II GP, L.P., which is the general partner of K2 Partners II L.P., K2 Partners III GP, L.P. acts as the general partner of K2 Partners III L.P., which is the sole shareholder of K2 Partners III Limited. K2 Family Partners GP, L.P. acts as the general partner of K2 Family Partners L.P., which is the sole shareholder of K2 Family Partners Limited. K2 Evergreen Partners LLC, K2 Partners II GP, LLC, K2 Partners III GP, L.P. and K2 Family Partners GP, L.P. are all controlled by KPartners Limited, a Cayman Islands limited company.

CUSIP No. 89856T203**	13G	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

Rui Zhang

By:	/s/ Rui Zhang

KPartners Limited

By:	/s/ Rui Zhang
Rui Zhang, Director

K2 Partners II L.P.

By: K2 Partners II GP, L.P.
Its: General Partner
By: K2 Partners II GP, LLC Its: General Partner

By:	/s/ Rui Zhang
Rui Zhang, Director

K2 Evergreen Partners L.P.

By: K2 Evergreen Partners LLC
Its: General Partner

By:	/s/ Rui Zhang
Rui Zhang, Director

K2 Partners III Limited

By:	/s/ Rui Zhang
Rui Zhang, Director

K2 Family Partners Limited

By:	/s/ Rui Zhang
Rui Zhang, Director

CUSIP No. 89856T203**	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement